
STAY HUNGRY
NOT THIRSTY.
WATER
Sample Pack

INVEST IN **YW GLOBAL**

Stay Hungry, Not Thirsty

arlanwashere.com Los Angeles, CA

Female Founder | Food & Beverage | Consumer Goods | Retail | Minority Founder

---

Highlights

1. Bootstrapped CPG brand from renowned investor and entrepreneur, Arlan Hamilton

2. Coming out of R&D mode and moving into launch (soft launch Summer 2025)

3. Leverages research that sparkling water is the go-to "escape" beverage and

3 Leverages research that sparkling water is the go-to "escape" beverage and alcohol/soda alternative

4 Unparalleled, unique ecosystem & founder backstory to help propel early adoption and network effect



Show more

Featured Investor



Devon Deming

Invested $5,000

Follow

Syndicate Lead

I am a queer writer - published poet and screenwriter - making the move into film producing as my personal Act 2. Investing with intention.

devonmaliademing.com

"I have been following Arlan since the launch of her first book, "It's About Damn Time" and am a member of her "Arlan's All Access" and "Backstage Pass" online communities. Working with Arlan helped me become an Executive Producer on my first film, "Hatchlings" and I am a big supporter of her goals of lifting up underestimated businesses and investors. Everything Arlan does is incredibly intentional and the launch of YW Global sparkling water is based on well-conducted research showing that consumers have shifted away from sugar-laden soft drinks toward more healthful options and that sparkling water is at the top of that trend. YW fits my own goals of reducing sugar intake and my desire to focus on beverages that support my health and wellness while offering an enjoyable flavor experience and natural ingredients. I also love that it can provide a supportive alternative to alcohol in social situations. But YW is more than just water. It is an attitude which says, "Everyone deserves the good life" and "Everyone is welcome here." It is a humorous invitation to escape from the machine and be the captain of your own experience, wherever you are. Their brand vision includes the invitation "..we're here to remind the overlooked and underestimated that they belong anywhere they want to be, on their terms. Because what they have to offer can help the world do it differently. And that's crucial, now more than ever. If you've been overlooked and underestimated, we don't just see you, we need you. On the yacht, in the game, in the boardroom, in the writer's room, in the field, and anywhere you want to be." Arlan's name is synonymous with success and with bringing underestimated investors along with her as she rises. I am proud to be the lead on this round of fundraising for YW Global!"

Our Founder



Arlan Hamilton Founder & CEO

Has invested in more than 200 startups led by women, BIPOC, and LGBTQ+ founders since 2015, after being homeless.

Join the Club - Become an investor pre-launch and help shape our future





WATER
Sparkling
Lemon
Natural Purified Water
WATER
Sparkling
Unflavored
Natural Purified Water
WATER
Sparkling
Lemon Mint
Natural Purified Water

Our Core Values
Inclusion at Every Level
Access for all
PREMIUM
Uncompromising Excellence
Premium in every detail
Equity in Action
Reinvesting in communities
Cultural Influence
Brand that stands for progress
Confident Disruption
Redefining luxury
Joy as a Standard
Making hydration celebratory
Transparency & Trust
Clear impact, strong partners
SUSTAINABILITY
Sustainability as a Commitment
People & planet first









WELCOME
ABOARD
Nutrition Facts
Calories
0



Cultural Landscape

Eat the Rich

As the middle class continues to shrink and social mobility is at an all-time low, the wealthy are retreating to exclusive clubs and luxury destinations.

In this cultural moment, TV and film blockbusters have one thing in common - they're angry about the rich (Succession, Triangle of Sadness, White Lotus). People are looking for ways to deal with the reality of the wealth gap and the signs are showing up everywhere: in tech, art, marketing, and food.

"

This recession, suddenly, the rich are
not the aspirational icons of our dreams,
they are the villains in our films.

-Tom Beckman, Weber Shandwick

Moments of Escape

71% of people say finding joy and happiness in everyday moments and opportunities to escape stress are important to live well.

In an anxious world, moments of levity and humor matter more than ever. We see humor and surrealism making a comeback in advertising (Fiat's stand against gray, Husqvarna's signing vacuum cleaners).

Brands that create pauses, rituals and moments that allow consumers to exhale and be themselves will feel the benefit.

"

No one can resist an idea
whose time has come.

-Victor Hugo

Our Take

Offering a humorous, tongue-in-cheek take can bring people a momentary escape from the tensions and anxieties of life. By empathizing with frustrations and offering a moment of respite, we can help people find levity. But, it's important that we make our commitment to impact clear at the same time so our audience understands the serious mission behind the brand.

Consumer Landscape

Sparkling waters have become a healthy treat, especially for millennial and GenZ consumers. They allow health-conscious consumers to discover and explore new brands, flavors, and ingredients that support health and wellness goals. These beverages also help them navigate social situations where alcohol is present, adding to their supportive nature.

The Research:

- As consumers (particularly millennials) pay closer attention to what they put int heir bodies, consumption habits have shifter away from traditional soft drinks and sugary, high-calorie beverages to move natural alternatives and low/no sugar drinks.

- In 2016, bottled water dethroned soft drinks as the leader in beverage sales.

- Since then, bottled water has continue to outperform traditional sodas.

- Sparkling water is seen as a treat, especially by millennial and GenZ consumers, with flavored sparkling waters performing particularly well.

- Whether infused with natural botanical extracts or boosted with probiotics, sparkling water is getting tastier and more creative.

- Studies show that consumers often use sparkling water to pace themselves or as an alcohol alternative while in social situations with alcohol present.

Competitive Landscape


Competitive Landscape
Liquid Death
Insta: 2.6M
Offering: Water, sparkling water and iced tea
Approach: Our evil mission is to make people laugh and get more of them to drink more healthy beverages more often, all while helping to kill plastic pollution.
Tagline: Murder Your Thirst.
Other Messages:
We're just a funny beverage company who hates corporate marketing as much as you do.
Don't be scared. It's just water and iced tea.
SpinDrift
Insta: 173k
Offering: Flavored sparkling water and sparkling tea
Approach: We celebrate the amazing taste of real, simple ingredients every day. Because we think real food deserves a real drink.
Tagline: Sparkling water & real squeezed fruit.
Other Messages:
Light, bright and slightly pulpy.
America's first sparkling water made with real squeezed fruit.
Waterloo
Insta: 59.9k
Offering: Flavored still and sparkling water
Approach: Sparking wow moments with full flavor sparkling waters.
Tagline: Water Down Nothing.
Other Messages:
All in on full flavor every day.
02 → BRAND STRATEGY

Our Take

Waterloo focused on full flavor while SpinDrift doubles down on real fruit ingredients. While our flavors and ingredients distinguish us, it's our perspective that defines us. In that way, Liquid Death is the closest competitor because of its positioning as a send up to traditional marketing. But, while we're also using humor, we're inviting our audience into the brand experience in a warmer and more elevated way that's not off putting or alienating to any group.


Premium Water Market is Booming
$300B+
$300B+
Global bottled water market
10%
Luxury water segment growing 10% YoY
HIGH DEMAND
Consumer demand shifting toward purpose-driven brands.
POSITIONED AT THE INTERSECTION OF PREMIUM HYDRATION & CULTURAL INFLUENCE.

Brand Positioning

Brand Positioning

There's something different about Yacht Water. Different from traditional water brands and different from competitors. Something in our DNA that describes everything we do and value, from our aesthetics to our tongue-in-cheek style, our refreshing flavors to our imaginative approach. It's the way we create value for our audience, make our experience special and provide emotional and functional benefits. It defines us as a brand; what makes us different and better. And will continue to do so in the future, as our offering evolves.

In everything we do we...

Brand Positioning

What our brand is doing that's unique and relevant

OUR POSITIONING STATEMENT:

Indulge Your Fancy.

TELL ME MORE...

Water is the most basic essential, needed to maintain life. But when we drink it from a can or by the bottle, it makes us feel fancy. Well, what if we dialed that way up? And had a laugh about it together. Born from a joke about splashing haters with success, Yacht Water invites you into the luxury lifestyle with a wink. And encourages you to let your worries drift away as you treat yourself to a taste of the good life, and let it refresh you. Because just over the horizon, success awaits.

Reasons to Believe

- Yacht Water name and brand story
- Natural flavors
- Refreshing effect and perspective
- Founder's mission
- Healthy alternative to alcohol and soda
- Elevated experience, packaging and aesthetic

Brand Vision

Why this is meaningful, i.e. matters to the world

OUR BRAND VISION:

Make Waves

TELL ME MORE...

Yacht Water is a toast to the conviction, determination and self-belief that precede success. With a touch of humor, we're here to remind the overlooked and underestimated that they belong anywhere they want to be, on their terms. Because what they have to offer can help the world do it differently. And that's crucial, now more than ever. If you've been overlooked and underestimated, we don't just see you, we need you. On the yacht, in the game, in the boardroom, in the writer's room, in the field, and anywhere you want to be. Come aboard as we create community, raise awareness and drive impact by bringing more of the underrepresented into positions of influence and impact.

> **“**
>
> **The function of art is to do more than tell it like it is—it's to imagine what is possible.**
>
> -bell hooks

Connecting With Our Customer

While our audience is diverse, they share

THEY care about their health and what they put in their bodies.
WE provide an alternative to alcohol, soda and sugary drinks that's fun to purchase, share and consume.

THEY see sparkling water as a treat that can engage their sense of curiosity, exploration and discovery.
WE provide a unique, elevated and fun brand journey with lots to explore and discover.

THEY use packaged water to navigate social situations where alcohol is present.
WE help them do that in a more fun way, bringing a conversation-starter to the party.

THEY are interested in building community and creating a sense of belonging.
WE are inclusive and accessible, bringing people in on the joke while encouraging community through our platforms and events.

THEY are frustrated by lack of social mobility and anxious about the widening wealth gap.

While our audience is diverse, they share commonalities in their values, desires and preferences. Aligning with these drives can help us make messaging choices that resonate.

WE bring awareness and impact to these issues, while bringing humor and health to our product experience.

THEY want brands to help create a better world and make a positive contribution to society. WE put a portion of sales towards investing in underrepresented founders while highlighting entrepreneurs that drive change.

What's Next?



Retail & Distribution

In Talks with a Major U.S. Grocery Chain

1. Strategic retail entry
2. Expanding reach & visibility
3. Positioned for national distribution

Multi-Channel Strategy

1. Direct-to-Consumer
2. Retail Partnerships
3. Luxury Hospitality & Events

Stay tuned for the big reveal!
COMING SOON

A PREMIUM HYDRATION EXPERIENCE REDEFINING SUCCESS & ACCESS.